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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-51678
CUSIP NUMBER 20415P101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Community Valley Bancorp
Full Name of Registrant

Former Name if Applicable

1360 E. Lassen Avenue
Address of Principal Executive Office (Street and Number)

Chico, California 95973
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John F. Coger	530	899-2344
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Community Valley Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ John F. Coger
President/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is filing this Notification of Late Filing on Form 12-b25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2009.   The Company was unable to file its Form 10-K for the year ended December 31, 2009, by March 31, 2010 without unreasonable effort or expense because of the delay in completing the financial statements and management’s discussion and analysis primarily caused by accounting personnel having reduced availability due to facilitating and responding to requests related to the recent regulatory examination.  The filing has also been delayed because of the complexity of certain accounting disclosure issues associated with significant accounting matters and the completion of management’s review of events subsequent to year end that may potentially impact the Company’s financial statements.

The Company is in the process of evaluating whether its negative operating results and deteriorating capital position in the current year will allow it to continue to carry certain deferred tax assets on its books.  The deferred tax assets represent the potential future tax benefits of temporary differences and net operating losses of the Company.  Events subsequent to year end include (i) the Company’s continued efforts to raise capital to meet the 10% leverage capital requirement included in the informal memorandums of understanding entered into by the Company with the Federal Reserve Bank of San Francisco and by the Company’s bank subsidiary with the Federal Deposit Insurance Corporation and the California Department of Financial Institutions and (ii) the completion of a joint regulatory examination performed by the Federal Deposit Insurance Corporation and the California Department of Financial Institutions in the first quarter of 2010.  The Company’s subsidiary bank expects as a result of the joint examination to enter into a joint formal agreement with its banking regulators relating to raising capital and reducing non-performing assets. Because the regulatory capital levels of the Company and the Bank were considered under-capitalized at December 31, 2009 under regulatory guidelines, the Company has determined that significant additional capital will be required for it to continue operations through 2010 and beyond.  The Company has engaged a financial advisor to explore alternatives to assist the Company in resolving its capital deficiency issues.  If successfully implemented, the Company’s capital plan will address its near-term capital resources and liquidity needs. However, there can be no guarantee that any restructuring or recapitalization plan will be successfully implemented. The uncertainty regarding the Company’s ability to obtain additional capital raises substantial doubt about the Company’s ability to continue as a going concern.

The Company continues to dedicate significant resources to the finalization of its financial statements, as well as reporting and preparation of the Form 10-K.  The Company expects to file the Form 10-K on or before the fifteenth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

Prior to the resolution of the matters discussed above, the Company’s best reasonable estimate is that it will report the following significant changes in results of operations for the year ended December 31, 2009 as compared to the results reported for the year ended December 31, 2008:

Results of Operations (Unaudited)

We had a net loss before provision for income taxes for the year ended December 31, 2009 of $20.4 million compared to net income before provision for income taxes of $3.9 million for the same period in 2008.  For the year ended December 31, 2009, operating results were significantly affected by provision for loan losses of $22.1 million.

For the year ended December 31, 2009, gross loan interest income was $28.4 million, a decrease of $7.4 million, or 20.7%.  The effective yield on the loan portfolio for the year ended December 31, 2009 was 6.00%, as compared to 7.43% for 2008.  Total net revenue (net interest income plus other income) for the year ended December 31, 2009 was $33.9 million, a decrease of $2.0 million or 5.5%, as compared to 2008.  The decline in yield on our loan portfolio and decrease in net interest income is a result of several factors, including 1) interest income lost on non-accrual loans and 2) the net interest margin compression experienced throughout 2009.

Our yield on investments decreased from 3.09% for the year ended December 31, 2008 to .85% for the same period in 2009.  The yield on our investments has declined primarily as a result of a decrease in the federal funds rate during the year ending December 31, 2009.

These results of operations produced a net interest margin of 4.22% for the year ended December 31, 2009, as compared to 5.09% for 2008.

Total operating expenses for the year ended December 31, 2009 were $32.3 million, an increase of $4 million, or 14.1% as compared to $28.3 million for the same period in 2008.  This increase in operating expenses is primarily a result of a $6.6 million charge due to additional write downs of foreclosed real estate owned.  In addition, the FDIC insurance premium assessment increased by $1.3 million over the assessment in 2008.  Professional fees increased $279,000 from

$1.16 million in 2008 to $1.44 million in 2009.  This increase in professional services is primarily related to additional audit and legal professional service expenses associated with our pursuit of strategic alternatives and matters related to problem loans and foreclosed real estate owned.  These expenses were partially offset by the reduction in salaries and employee benefits of $2.0 million from $14.6 million in 2008, to $12.6 million in 2009.

Balance Sheet (Unaudited)

During 2009, we adopted a strategy to reduce our Consolidated Balance Sheet.  To achieve this reduction, we implemented actions to limit our loan production resulting in a net contraction of our balance sheet by $55.8 million during the year ended December 31, 2009, or 9.4%, from $595 million at December 31, 2008 to $539 million at December 31, 2009.

During 2009, we decreased our outstanding loan portfolio by $61.7 million.  This outstanding loan portfolio decrease was comprised primarily of $72.7 million in loan payoffs, $147.3 million in principal payments, $17.9 million of net charge-offs, and $21.9 million in loans transferred to OREO, offset by $198.1 million in disbursements on new and existing loan commitments.

Total deposits at December 31, 2009 were $498.2 million, down $28.3 million from their $526.5 million level at December 31, 2008.  The decrease primarily resulted from a decrease in money market accounts of $7.5 million, time deposits of $29.9 million and non-interest demand deposits of $4.8 million.  These deposit decreases were partially offset by increases in savings accounts of $2.1 million and NOW accounts of $11.7 million.

Asset Quality (Unaudited)

Our allowance for loan losses (“ALL”) was $12.0 million at December 31, 2009 and $7.8 million at December 31, 2008.  During the year ended December 31, 2009, management’s review of our loan portfolio and the impact of the continued deterioration in the California real estate market resulted in a $22.0 million provision for loan losses, compared to a $3.7 million provision for loan losses in 2008.

In addition, also affecting the ALL are loans charged off and loans recovered.  We had net charge-offs of $17.9 million for the year ended December 31, 2009, compared to net charge-offs of $1.1 million for 2008.

Our balance of non-accrual loans at December 31, 2009 was $54.4 million, an increase of $39.3 million, or 260% from the $15.1 million level at December 31, 2008.